[GRAPHIC OMITTED]


                                                     Finance Department
                                                     14 Hamelacha Street
                                                     Park Afek
                                                     Rosh Ka'Ayin, Israel 48091
                                                     Tel: 972-3-9008310
                                                     Fax: 972-3-9008313


                                               March 14, 2006



VIA FACSIMILE AND EDGAR
-----------------------

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


                  Re:  Koor Industries Ltd. (File No. 1-09178)
                       Form 20-F for the Fiscal Year Ended December 31, 2004 Filed July 15, 2005
                       Form 20-F/A for the Fiscal Year Ended December 31, 2004 Filed September 16, 2005
                       -------------------------------------------------------

Dear Mr. Spirgel:

              On behalf of Koor Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), set forth below is the Company's response to the comment of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced Form 20-F of the Company (the "Form 20-F") set forth in your letter dated February 10, 2006 (the "Comment Letter"). For the convenience of the Staff, the response has been numbered to correspond with the comment in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2004
----------------------------------------------

Note 28 Material Differences Between Israeli and US GAAP and their Effect on Financial Statements, page F-107
-----------------------------------------------------------------------------

Reconciliation of net earnings (loss), page F-119
-------------------------------------------------

1. We note your responses to comments we issued in a letter to you dated December 21, 2005. In future filings, please revise to disclose the reasons that management agreed to give up control of the Board of Directors of Telrad, providing Fortissimo with joint control.

                  The Company will comply with the Staff's request and will revise its future filings to disclose the reasons management agreed to give up control of the Board of Directors of Telrad, providing Fortissimo with joint control.


              If you have any questions regarding the responses to the Staff's comments, or require additional information, please contact the undersigned at 011-972-3-900-8310.

                                          Sincerely,

                                          /s/ Ran Maidan

                                          Ran Maidan
                                          Senior Vice President
                                          & Chief Financial Officer

cc:  Shlomo Heller
     Michal Yageel
       Koor Industries Ltd.

     David Goldschmidt
     Yehuda Markovits
       Skadden, Arps, Slate, Meagher & Flom LLP